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                                            EXHIBIT 11
                                   DEKALB Genetics Corporation
                          STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                            years ended August 31, 1998, 1997 and 1996
                         (Dollars in thousands except per share amounts)


                                             1998             1997              1996


         BASIC EARNINGS PER SHARE:

            Average shares                  34,577,265        34,250,522       32,515,743
         outstanding*

            Net earnings for basic
         earnings per share
             computation                $       10,328    $       28,781    $      17,025

            Basic earnings per share*         $   0.30          $   0.84         $    0.52



         DILUTED EARNINGS PER SHARE:

            Average shares                  34,577,265        34,250,522       32,515,743
         outstanding*

            Net average additional
         shares outstanding
             assuming dilutive options
         exercised
             and proceeds used to
         purchase treasury
             stock at average market         1,787,502         1,493,528        1,037,906
         price*


            Average number of common
         and common
             equivalent shares              36,364,767        35,744,050       33,553,649
         outstanding


            Net earnings for diluted
         earnings per share
             computation                 $      10,328    $       28,781    $      17,025


            Diluted earnings per              $   0.28          $   0.81         $   0.51
         share*




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           *Earnings per share and all share amounts have been adjusted to reflect the two-for-one split of the Common Stock to holders of record July 25, 1997 and the three-for-one split of the Common Stock to holders of record May 10, 1996.